Exhibit 23.7

Consent of Financial Advisor

We have issued our opinions, dated January 23, 2007 and July 12, 2007, regarding the fairness of the Merger Transaction and the Asset Sale, respectively, each as defined in Registration Statement on Form S-4 of M-Wave, Inc. and Subsidiaries. We hereby consent to include each such opinion and to all references to B. Riley & Co. included in such Form S-4. We hereby further consent to the inclusion of the description of our opinion regarding the fairness of the Merger Transaction in the section of the Form S-4 entitled “The Merger Transaction—Opinion of M-Wave’s Financial Advisor,” and to the inclusion of the description of our opinion regarding the fairness of the Asset Sale in the section of the Form S-4 entitled “M-Wave Proposal No. 6—Approve the Sale of Substantially all of the Assets Related to our Existing Business—Opinion of M-Wave’s Financial Advisor.”

/s/ B. Riley and Co. Inc.

Los Angeles, California

January 7, 2008